United States
Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.2)

Algoma Steel Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

01566M 20 4
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suit 200
Beachwood, OH 44122-5525  (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

6/12/02
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e),240.13d-1(f) or
240.13d-1(g), check the following box. (   )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act or 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1	Name of Reporting Person		Howard Amster


2	If a Member of a Group	a)	/     /
					b)        / X/


3	SEC Use Only


4	Source of Funds		PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA

Number of	7	Sole Voting Power		  1,122,560
Shares
Beneficially	8	Shared Voting Power	 	     181,178
Owned by
Each		9	Sole Dispositive Power	  1,122,560
Reporting
Person 	          10	Shared Dispositive Power	     181,178


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							 1,564,907

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 5.22  %*


14	Type of Reporting Person	IN


*Percentage is based on all convertible bonds converted into common shares.





1	Name of Reporting Person		Amster Trading Company


2	If a Member of a Group	a)	/     /
					b)        /X /


3	SEC Use Only


4	Source of Funds		WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		101,686
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	101,686


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							101,686

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .34 %*


14	Type of Reporting Person		CO

*Percentage is based on all convertible bonds converted into common shares.





1	Name of Reporting Person		Tamra F. Gould


2	If a Member of a Group	a)	/     /
					b)        / X/


3	SEC Use Only


4	Source of Funds		PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		-0-
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	-0-


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							-0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) -0-


14	Type of Reporting Person		IN








1	Name of Reporting Person		Gould Trading Company


2	If a Member of a Group	a)	/    /
					b)        /X/


3	SEC Use Only


4	Source of Funds


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		-0-
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	-0-


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							-0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  -0-


14	Type of Reporting Person		CO








1	Name of Reporting Person		Pleasant Lake Apts. Corp.


2	If a Member of a Group	a)	/    /
					b)        /X/


3	SEC Use Only


4	Source of Funds		WF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		U.S.A.

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		79,492
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	79,492


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							79,492

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .27%	*


14	Type of Reporting Person		CO


*Percentage is based on all convertible bonds converted into common shares.






1	Name of Reporting Person	Pleasant Lakes Apts. Ltd. Partnership


2	If a Member of a Group	a)	/     /
					b)        / X/


3	SEC Use Only


4	Source of Funds		OO


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		U.S.A.

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		79,492
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	79,492


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							79,492

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .27%*


14	Type of Reporting Person		OO

*Percentage is based on all convertible bonds converted into common shares.




1	Name of Reporting Person		Ramat Securities Ltd.


2	If a Member of a Group	a)	/     /
					b)        / X/


3	SEC Use Only


4	Source of Funds		WF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		U.S.A.

Number of	7	Sole Voting Power		442,347
Shares
Beneficially	8	Shared Voting Power
Owned by
Each		9	Sole Dispositive Power	442,347
Reporting
Person 	          10	Shared Dispositive Power


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							442,347

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 1.47 %*


14	Type of Reporting Person		BD


*Percentage is based on all convertible bonds converted into common shares.



There are no changes to the Schedule 13D, as amended except as set forth in this second amendment.

Item 4.		Purpose of Transaction

This filing reports that Howard Amster, Amster Trading Company,
Gould Trading Company, Pleasant Lake Apts. Ltd., and Ramat Securities Ltd. converted their 1 % convertible notes into common shares.

Howard Amster, Amster Trading Company, Tamra F. Gould, Gould Trading Company, Pleasant Lake Apts. Corp., Pleasant Lake Apts. Ltd.
Partnership and Ramat Securities Ltd. may be deemed to be a group.

		a)	Any member of the group might acquire additional
		shares or other securities of the Issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstance

Item 5.		Interest in Securities of the Issuer

(a)(b)	The aggregate amount owned by the Reporting Persons is
1,746,085 new common shares or 5.82 %* of the outstanding shares.

Howard Amster in his individual retirement account owns 1,122,560 new common shares or 3.74 %* of the outstanding shares.

Amster Trading Company owns 101,686 new common shares or ..34 %* of the new common shares outstanding.

Gould Trading Company owns 0 new common shares or -0- % of the new common shares outstanding.

Pleasant Lake Apts. Ltd. Partnership owns 79,492 new common shares or .27 %* of the new common shares outstanding.

Ramat Securities Ltd. owns 442,347 new common shares or
1.47 %* of the new common shares outstanding.

*Percentage is based on all convertible bonds converted into common shares.





c)


Bonds Converted	Conversion	Quantity	Shares
			Date		Converted	Received
Howard Amster 	06/12/02	$ 4,516,000	722,560

Amster Trading Co.	06/12/02	      254,000	  40,640

Gould Trading Co.	06/10/02	      179,000	  28,640

Pleasant Lake Apts.	06/12//02	      199,000	  31,840
Ltd. Partnership

Shares Sold								Executing
			Date		Shares		Price		Broker
Howard Amster	05/22/02	32,336		5.0377		Ramat Securities
Individual		05/29/02	20,000		5.1135		Ramat Securities
Retirement Account	06/06/02	35,000		4.7017		Ramat Securities


Gould Trading		06/11/02	28,640		4.5921		Ramat Securities
Company



1% Convertible Notes due 12/31/2030
Correcting fractional interest on purchase made 4/11/02.

		        Purchase Date
Howard Amster	4/11/02	Correct quantity	$ 377,000
Individual
Retirement Account











Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:		June 14, 2002




Howard Amster				Ramat Securities Ltd.
						By:	David Zlatin
						Title:	Principal
Amster Trading Company
By:	Howard Amster
Title:	President


Tamra F. Gould


Gould Trading Company
By:	Tamra F. Gould
Title:	President


Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President


Pleasant Lake Apts. Limited Partnership
By:	Howard Amster
Title:	President of Pleasant Lake Apts. Corp, the General Partner